Exhibit 99.1

Guardforce AI Partners with Riversoft Inc. to Co-Develop and Launch a Robotic Travel Concierge
Solution for the Tourism Industry

NEW YORK, NY / September 23, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today that it has entered into a partnership agreement with Riversoft Inc. (“Riversoft”), a Peakwork Company who is specialized in travel management software, to co-develop and co-launch contactless travel services with its existing GFAI’s Concierge robots. Guardforce AI and Riversoft plan to co-develop these contactless travel services in a new robotic solution to be known as Robot Travel Agency (“RTA”).

The RTA will be an e-commerce portal where travelers can purchase itineraries, transportation, accommodations, tours and more. The RTA platform will be linked to Riversoft’s’ booking engine which connects to major travel suppliers for hotel booking, flight booking, ticketing, and travel agencies. RTA’s platform can bundle travel packages and recommend the best local deals possible to travelers. RTA’s platform can also be linked to social media and instant messaging applications such as Line and WeChat, to provide seamless payment and instant recommendations to customers’ smartphones.

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, "We are excited about our partnership with Riversoft and our joint plans to launch the RTA. According to the Global Business Travel Association's latest Business Travel Index, global business travel activity will continue to recover in 2023 and is headed towards a full recovery to 2019 pre-pandemic spending levels of USD $1.4 trillion. Our strategic objective of the RTA is to launch in the hospitality industry to help travelers find exclusive local promotions to restaurants, events, and stores. The hotel industry is one of our important and major markets for our robotic solutions and we are working with Riversoft to further expands our services, enabling us to provide more efficient, and convenient experiences to our customers and clients.”

Alex Kuo, Chairman and Chief Executive Officer of Riversoft, commented “Tourism is continuing to recover, and according to the UNWTO World Tourism Barometer, international tourism saw a 182% year-over-year increase in January-March 2022. As travel restrictions continue to ease and as the COVID-19 pandemic subsides, the tourism industry is expected to continue to recuperate throughout 2022. However, the hotel industry is still struggling to hire enough staff to serve customers. We believe our RTA contactless solution effectively provides a safe and easy to use concierge service that will serve customers as they travel to new destinations around the world.”

About the Riversoft Inc.

Riversoft Inc, a Peakwork Company, founded in 2008 and based in Taiwan, focuses on providing digital solutions in the tourism industry. Based on its wide network and partnership with travel agencies, solid application and framework development abilities, and strong booking engine packaging capabilities, RS is integrating Artificial Intelligent interaction to provide robotic travel agent services for customers.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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